November 2, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, DC 20549-4631

Attn:	Al Pavot, Staff Terence O’Brien, Branch Chief

RE:	Tecumseh Products Company
Form l0-K filed March 11, 2010
Form 10-Q filed /August 5, 2010
File No. 0-452
Dear Mr. Pavot and Mr. O’Brien:
This letter is in response to your comment letter dated October 19, 2010 to Tecumseh Products Company. Your comments are reproduced below, followed in each case by Tecumseh’s response in italics.
June 30, 2010 Form 10-Q
1.
Based on the disclosures in Note 5, it appears that the $7 million curtailment gain and the $29.2 million reversion charge materially impacted your operating results. Please provide us with an analysis which clearly shows how these amounts were calculated. For example, please describe the nature of the $15.6m in “previously deferred settlement losses” and the basis for recognition in the March 31, 2010 quarter. Please also discuss the “enhanced termination benefits” and the factors considered in determining the timing of this charge. Please provide relevant details concerning the reversion. Please reference the applicable accounting literature in a manner which clearly indicates your compliance therewith regarding the curtailment and the reversion. We may have further comments.

Answer:
a) $7m Curtailment Gain
In 2010, we amended two of our Post Employment Benefit Plans to terminate all future benefit (medical and life insurance) for employees at a plant that closed and a business that was sold. In accordance with ASC 715-60-, a curtailment is an event that significantly reduces the expected years of future service of active plan participants or eliminates the accrual of defined benefits for some or all of the future services of a significant number of active plan participants and the obligation under these plans is complete. Our obligations under these plans were completed during the second quarter. As a result we recorded a $7.0 million curtailment gain as follows:

Securities and Exchange Commission
November 2, 2010

Elimination of liability for future benefits	$1.5m
Reversal of Accumulated Other Comprehensive Income (prior service cost being amortized into income)	$5.5m

Total curtailment gain	$7.0m

The detailed analysis of the amounts involved actuarial calculations performed by our independent actuaries, Watson Wyatt & Company (a Towers Watson company).
b) Pension Reversion — Hourly Plan
Tecumseh Products made a decision to terminate its hourly pension plan as a result of plant closings. The Company sought approval from the PBGC and the IRS to terminate the plan. Due to the overfunded status of the Plan at termination, the Company decided to provide the participants of the plan with “enhanced termination benefits”; specifically certain participants were granted a flat percentage increase in their accrued benefits in an amount such that the cost of such enhanced termination benefits would equal 20% of the excess assets.
Participants were provided with the option to receive their benefits (both their original benefits and the enhanced termination benefits) in either a lump sum payment or in the form of an annuity. Annuity contracts were purchased on March 17, 2010 for participants who did not elect lump sum payments. Per ASC 715 Compensation — Retirement Benefits: recognition of gains or losses relating to settlements when a non-participating annuity is used as the means for settling the plan is appropriate once the employer has been irrevocably relieved of primary responsibility of the plan (it should also be noted that a non-participating annuity satisfies the settlement criteria of absolving the Company from significant future risk and primary responsibility related to the obligations arising from the pension).
After the payment of all plan benefits upon the plan’s termination, including the enhanced benefits, which occurred on March 17, 2010, the remaining excess assets reverted to the Company in accordance with the terms of the plan document.
The impact of the reversion of the Hourly Union Pension Plan on our financial statements can be summarized as follows:

		Q1	Enhanced
	12/31/09	activity	Benefits	Settlement	Reversion	3/31/10
Assets	$71.2M	$1.3	$(13.6)	$(4.4)	(54.5)	-
Liabilities	—	—	—	—	—	-
AOCI	$11.2	—	—	$(11.2)	—	-
P&L-Operating Costs	—	$(1.3)	—	—	—	$(1.3)
P&L-Impairments, restructuring charges, and other items	—	—	$13.6	$15.6	—	$29.2

Securities and Exchange Commission
November 2, 2010

The charge to our operating results can be summarized as follows from the table above:

Enhanced termination benefits	$13.6m

Losses included in Accumulated Other Comprehensive Income
(Previously deferred settlement losses which represent prior service costs and actuarial losses that were being amortized into income over time; the expense was accelerated upon termination and settlement of the plan)
$11.2m

Settlement cost of annuity contract purchase	$4.4m

Total expense recognized	$29.2m

The detailed analysis of the amounts involved actuarial calculations performed by our independent actuaries, Watson Wyatt & Company (a Towers Watson company) and the cost of annuities based on market prices quoted by insurance companies.
2.
Based on the disclosure in Note 8 it is not clear whether you have any additional borrowing capacity under your existing credit facilities. Given your substantial operating cash flow deficit, this issue should be clarified in your future filings so that readers can fully understand your available sources of liquidity. See Section 501.13 of Financial Reporting Codification.

Answer:
We expect to make the following disclosure in Note 8 of our Notes to Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010:
We have various borrowing arrangements at our foreign subsidiaries to support working capital needs and government sponsored borrowings which provide advantageous lending rates.
In Europe, based upon exchange rates as of September 30, 2010, we have an unsecured, uncommitted discretionary credit facility of $2.7 million that expires on January 27, 2011. Historically we have been able to extend this facility when it expires, but such extension is at the discretion of the bank. Our borrowings under this facility, based the exchange rate as of September 30, 2010, totaled $2.7 million with no availability for additional borrowings. There are no restrictive covenants on this credit facility.
In Brazil, based upon the exchange rates as of September 30, 2010, we have uncommitted, discretionary revolving credit facilities with several local private Brazilian banks (most of which are guaranteed by the Brazilian government) for an aggregate maximum of $61.4 million, subject to a borrowing base formula computed on a monthly basis. These facilities are secured by a portion of our accounts receivable and inventory balances and expire at various times from November 18, 2010 through July 13, 2013. Historically we have been able to enter into replacement facilities when these facilities expire, but such replacements are at the discretion of the banks. Lenders determine, in their discretion, whether to make new advances with respect to each draw on such facility and there are no restrictive covenants on these credit facilities. Our borrowings under these facilities totaled $47.4 million based upon exchange rate as of September 30, 2010, with an additional $14.0 million available for borrowing, based on our accounts receivable and inventory balances and exchange rates as of September 30, 2010.

Securities and Exchange Commission
November 2, 2010

In India, based upon exchange rates as of September 30, 2010, we have an aggregate maximum of $15.3 million of revolving credit facilities subject to a borrowing base formula computed on a monthly basis and secured by land, building and equipment, inventories and receivables. The arrangements expire at various times from January 2011 through April 2011. Historically we have been able to renew these facilities when they expire, but such renewal is at the discretion of the banks. Our borrowings under these facilities, based the exchange rate as of September 30, 2010, totaled $13.8 million, and based on the exchange rate and our borrowing base as of September 30, 2010, we had an additional $1.5 million available for borrowing under these facilities. There are no restrictive covenants on these credit facilities, except that permission must be received from the bank in order to dispose of certain assets.
Our consolidated borrowings under these arrangements totaled $63.9 million at September 30, 2010. Our weighted average interest rate for these borrowings was 6.1% for the nine months ended September 30, 2010 and 8.9% for the year ended December 31, 2009.
In addition, we plan to include a cross-reference in our liquidity section to Note 8 in our financials as follows:
Liquidity Sources
Credit Facilities and Cash on Hand
In addition to cash on hand, cash provided by operating activities and cash inflows related to taxes, when available, we use foreign bank debt and other foreign credit facilities such as accounts receivable discounting programs to fund our capital expenditures and working capital requirements and, when necessary, to address operating losses. For the three and nine months ended September 30, 2010 and the full year ended December 31, 2009, our average outstanding debt balance was $62.6 million, $45.1 million and $34.8 million, respectively. The weighted average interest rate was 7.3% and 6.1% for the three and nine months ended September 30, 2010 and 8.9% for the year ended December 31, 2009.
As of September 30, 2010, our cash and cash equivalents on hand was $70.8 million. Our borrowings under current credit facilities at foreign subsidiaries totaled $63.9 million at September 30, 2010, with an uncommitted additional borrowing capacity of $15.5 million. For a more detailed discussion of our foreign credit facilities, refer to Notes 8 to the consolidated financial statements in Item 1 of this report. Any cash we hold that is not utilized for day-to-day working capital requirements is primarily invested in secure, institutional money market funds, the majority of which are with JPMorgan Chase Bank, N.A. Money market funds are strictly regulated by the U.S. Securities and Exchange Commission and operate under tight requirements for the liquidity, creditworthiness, and diversification of their assets.
Tecumseh Products Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Regards,
TECUMSEH PRODUCTS COMPANY
James J. Conner,
Vice President, Treasurer and
Chief Financial Officer

Cc:	V. Tomkinson, Grant Thornton LLP
R. Krueger, Honigman Miller Schwartz and Cohn LLP